Filed pursuant to Rule 433
Registration Statement No. 333-164563

Dear Shareholder and/or Friend of Zion...

Zion Oil & Gas Extends Subscription Period for Rights Offering

As you can read in the Press Release (see below), Zion has extended the subscription period for its current rights offering by three days.

The preliminary outcome of Zion's rights offering, as of 5:00 p.m.(EST) on November 15, 2010, the scheduled expiration date of the rights offering, is that Zion stockholders have subscribed to purchase approximately 3,192,000 Units of Zion's securities for an aggregate subscription price of approximately $15,960,000.

However, approximately 3,800,000 Units are available under the offering, so Zion's stockholders have a further opportunity to subscribe in our rights offering.

I am deeply appreciative of the support shown by our stockholders and look forward to making 2011 a banner year for Zion as we move forward with our work to find and recover hydrocarbons onshore Israel.

Thank you for your continued support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

____________________________________________________________

PRESS RELEASE - November 16, 2010

Zion Oil & Gas Extends Subscription Period for Rights Offering

DALLAS and CAESAREA, Israel, Nov. 16, 2010 (GLOBE NEWSWIRE) -- Zion Oil & Gas, Inc. (Nasdaq: ZN - News) announced today that it has extended the expiration date for its pending rights offering to November 18, 2010.

The preliminary outcome of Zion's rights offering, as of 5:00 p.m. Eastern Standard time on November 15, 2010, the scheduled expiration date of the rights offering, is that Zion stockholders have subscribed to purchase approximately 3,192,000 Units of Zion's securities for an aggregate subscription price of approximately $15,960,000. Approximately 3,800,000 Units are available under the offering.

As the rights offering was not fully subscribed and the Company was advised that some qualified holders of its common stock wished to make a further subscription, the Company has decided to extend the duration of the offering by 3 days. The rights may now be exercised at any time prior to 5:00 p.m. Eastern Standard time on November 18, 2010, the new scheduled expiration of the offer.

Zion's Chief Executive Officer, Richard Rinberg, said today, "I am very pleased at the participation in this rights offering. By extending the offering, we are giving Zion's stockholders a further opportunity to subscribe in our rights offering and support our oil and gas exploration work in Israel.

The drilling of our current exploration well, the Ma'anit-Joseph # 3 well, has reached a depth of approximately 8,704 feet (2,653 meters) towards the secondary target, Triassic age lithology, expected below approximately 10,827 feet (3,300 meters). We then plan to continue drilling to the primary target, Permian age lithology, down to a planned total depth below approximately 19,357 feet (5,900 meters).

We remain excited about the possibility of recovering hydrocarbons on our license and permit areas, onshore Israel, especially due to the U.S. Geological Survey report, published in April 2010, containing their assessment that there may be 1.7 billion barrels of recoverable oil and 122 trillion cubic feet of recoverable gas in the Levant Basin, as all of Zion's exploration rights fall within the area of the Levant Basin."

Under the terms of the rights offering, the Company distributed at no charge to the holders of its common stock as of September 28, 2010, non-transferable subscription rights to purchase their pro rata portion of approximately 3,800,000 Units of Zion's securities. Each Unit consists of one (1) share of Zion's common stock and one (1) warrant to purchase an additional share of Zion's common stock at an exercise price of $4.00.

Under the rights offering, stockholders of record on the record date have the right to subscribe for eighteen (18) Units for every one hundred (100) shares of common stock owned on the record date, equivalent to 0.18 subscription rights for each share of common stock owned on the record date.

Each whole subscription right entitles the stockholders of record on the record date to subscribe for one Unit at the per Unit purchase price of $5.00. The warrant will be exercisable for a two-year period beginning on the closing date after the rights offering expires.

Other than the extension of the expiration date of the rights offering, the offering terms described in Zion's Prospectus Supplement dated September 29, 2010, remain unchanged and apply during the extended period of the offering. Zion reserves the right to further extend the expiration date, though it has no current intention of doing so.

Zion's common stock trades on the NASDAQ Global Market under the symbol "ZN" and Zion's public warrants trade under the symbol "ZNWAW". The warrants from our current offering will trade under the symbol "ZNWAZ" once issued.

This announcement is neither an offer nor a solicitation of any offer. The securities are offered by prospectus only, and only within those States and other jurisdictions in which the securities may be sold, and this announcement is neither an offer to sell nor a solicitation of any offer to buy in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities of any such state or jurisdiction.

Zion Oil & Gas, a Delaware corporation, explores for oil and gas in Israel in areas located on-shore between Haifa and Tel Aviv. It currently holds two petroleum exploration licenses, the Joseph and the Asher-Menashe Licenses, between Netanya, in the south, and Haifa, in the north, covering a total of approximately 162,000 acres and the Issachar-Zebulun Permit Area, adjacent to and to the east of Zion's Asher-Menashe license area, covering approximately 165,000 acres. Zion's total petroleum exploration rights area is approximately 327,000 acres.

FORWARD-LOOKING STATEMENTS: Statements in this press release that are not historical fact, including statements regarding Zion's planned operations, drilling efforts, proceeds of the rights offering, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with Aladdin Middle East Ltd. (the current owner of the drilling rig) with respect thereto and potential results thereof and plans contingent thereon and the final gross proceeds of the rights offering, are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466)

Zion's homepage may be found at: www.zionoil.com